UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ADVANCED DRAINAGE SYSTEMS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00790R104

(CUSIP Number)

Sharlyn C. Heslam

Berkshire Partners Holdings LLC

200 Clarendon Street, 35th Floor

Boston, MA 02116

(617) 227-0050

with a copy to:

Edward S. Horton, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

(212) 574-1265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104	13D	Page 2 of 17

1	Names of Reporting Persons Berkshire Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,248,306
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,248,306
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,248,306
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.4%*
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 3 of 17

1	Names of Reporting Persons Berkshire Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,605,195
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,605,195
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,605,195
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 4 of 17

1	Names of Reporting Persons Berkshire Fund IX-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,476,861
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,476,861
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,861
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 5 of 17

1	Names of Reporting Persons Berkshire Investors III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 84,067
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 84,067
11	Aggregate Amount Beneficially Owned by Each Reporting Person 84,067
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 6 of 17

1	Names of Reporting Persons Berkshire Investors IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 82,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,183
11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 7 of 17

1	Names of Reporting Persons Stockbridge Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,346,506
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,346,506
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,346,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 8 of 17

1	Names of Reporting Persons Stockbridge Absolute Return Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,364
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,364
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,364
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 9 of 17

1	Names of Reporting Persons Stockbridge Partners LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,635,061
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,635,061
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,635,061
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.7%*
14	Type of Reporting Person IA

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 10 of 17

1	Names of Reporting Persons Berkshire Partners Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,883,367
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,883,367
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,883,367
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.2%*
14	Type of Reporting Person OO

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 11 of 17

1	Names of Reporting Persons BPSP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,883,367
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,883,367
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,883,367
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.2%*
14	Type of Reporting Person PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

CUSIP No. 00790R104	13D	Page 12 of 17

EXPLANATORY NOTE

This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D first filed on August 8, 2017, as amended on May 31, 2018, August 30, 2018, December 14, 2020, March 12, 2021 and July 26, 2021 (the "Schedule 13D"), and is being filed jointly by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"): Berkshire Partners LLC ("BP" ), Berkshire Fund IX, L.P. ("BF IX" ), Berkshire Fund IX-A, L.P. ("BF IX-A" ), Berkshire Investors III LLC ("BI III"), Berkshire Investors IV LLC ("BI IV"), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), Stockbridge Absolute Return Fund, L.P. ("SARF"), Stockbridge Partners LLC ("SP"), BPSP, L.P. ("BPSP") and Berkshire Partners Holdings LLC ("BPH"). Unless otherwise indicated, all capitalized terms not used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Certain of the Reporting Persons filed a statement on Schedule 13G on August 27, 2015, as amended on February 16, 2016 and February 14, 2017 (the "Original Schedule 13G") with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Act and Rule 13d-1(c) thereunder, with respect to their ownership of the shares of Common Stock.

Items 2(a), 4 and 5(a)-(c) are amended as follows:

Item 2. Identity and Background

No material changes from the Schedule 13D filed by the Reporting Persons on May 31, 2018.

Item 4. Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on May 31, 2018.

CUSIP No. 00790R104	13D	Page 13 of 17

Item 5.	Interest in Securities of the Issuer

The twelfth paragraph of Item 5(a) and (b) is amended in its entirety as follows:

Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly fiscal period ended June 30, 2021.

"Pursuant to the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, there were 70,561,388 shares of Common Stock issued and outstanding as of July 28, 2021. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 11.2% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

i.	BPH beneficially owns 11.2% of the Issuer's Common Stock.

ii.	BPSP beneficially owns 11.2% of the Issuer's Common Stock.

iii.	BP beneficially owns 7.4% of the Issuer's Common Stock.

iv.	SP beneficially owns 3.7% of the Issuer's Common Stock.

v.	BF IX beneficially owns 5.1% of the Issuer's Common Stock.

vi.	BF IX-A beneficially owns 2.1% of the Issuer's Common Stock.

vii.	SF beneficially owns 3.3% of the Issuer's Common Stock.

viii.	SARF beneficially owns less than 0.1% of the Issuer's Common Stock.

ix.	BI III beneficially owns 0.1% of the Issuer's Common Stock.

x.	BI IV beneficially owns 0.1% of the Issuer's Common Stock."

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the last 60 days, are set forth below:

Reporting Person	Date	Price Per Share	Number of Shares Purchased / (Sold)
BF IX	9/14/2021	$109.75	(666,230)
BF IX-A	9/14/2021	$109.75	(272,920)
BI IV	9/14/2021	$109.75	(15,085)
BI III	9/14/2021	$109.75	(15,082)
SARF	9/14/2021	$109.75	(1,311)
SF	9/14/2021	$109.75	(477,235)
SP	9/14/2021	$109.75	(8,127)

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement

CUSIP No. 00790R104	13D	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2021

BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,
its managing member

By: Berkshire Partners Holdings LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 15 of 17

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By: Stockbridge Associates LLC,
its general partner

By: /s/ Kenneth S. Bring
Name: Kenneth S. Bring
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By: BPSP, L.P.,

its managing member

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

[Signature Page to Schedule 13D]

CUSIP No. 00790R104	13D	Page 16 of 17

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Advanced Drainage Systems, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: September 16, 2021

BERKSHIRE PARTNERS LLC

By: BPSP, L.P.,

its managing member

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE FUND IX, L.P.

By: Ninth Berkshire Associates LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE FUND IX-A, L.P.

By: Ninth Berkshire Associates LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE INVESTORS IV LLC

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE INVESTORS III LLC

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]

CUSIP No. 00790R104	13D	Page 17 of 17

STOCKBRIDGE FUND, L.P.

By: Stockbridge Associates LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By: Stockbridge Associates LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By: BPSP, L.P.,

its managing member

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BERKSHIRE PARTNERS HOLDINGS LLC

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

BPSP, L.P.

By: Berkshire Partners Holdings LLC,

its general partner

By: /s/ Kenneth S. Bring

Name: Kenneth S. Bring

Title: Managing Director

[Signature Page to Schedule 13D - Joint Filing Agreement]